Exhibit 99.6

Sanofi-aventis Enters into Two Research &

Development Collaborations with the University of

California, San Francisco

- First industry partner for UCSF’s

Program for Breakthrough Biomedical Research (PBBR) -

Paris, France - January 12, 2011 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and the University of California, San Francisco (UCSF) announced today that they have formed two research and development collaborations that join together leaders from academia and industry to more rapidly advance groundbreaking innovation from the lab to the patient. The first collaboration promotes innovative research in pharmacological science and in multiple therapeutic areas, such as oncology, aging, diabetes and inflammation. The second collaboration is an oncology partnership that will focus on project-based collaboration to accelerate the progression of research through the clinical proof of concept stage.

Sanofi-aventis will be the first industry partner for UCSF’s Program for Breakthrough Biomedical Research (PBBR). The PBBR program awards funding to projects of potentially high impact, greater creativity and with an innovative approach to scientific discovery. The partnership with UCSF enhances sanofi-aventis’ approach of setting up a unique structure revolving around networks of creativity spread across regions, technologies and scientific areas of excellence.

Under the terms of the agreement, a UCSF/sanofi-aventis Joint Steering Committee will choose from among UCSF-generated proposals identified for their scientific excellence. Sanofi-aventis will fund up to five grants a year, with additional funds being available for students or fellows to intern at sanofi-aventis to conduct collaborative research. To further this exchange of ideas, sanofi-aventis will fund an annual research forum that will bring together sanofi-aventis and UCSF researchers to share knowledge and perspectives on relevant scientific matters and to review progress of research projects funded through the collaboration.

“As the largest public biomedical research institution in America, UCSF is dedicated to accelerating the translation of leading-edge research into state-of-the-art care for patients,” said UCSF Chancellor Susan Desmond-Hellmann, MD, MPH. “These collaborations will help support ground-breaking projects that could offer the greatest possibilities in each of these fields.”

“Joining forces with UCSF researchers emphasizes sanofi-aventis’ commitment to establish strong relationships and collaborations with the best innovators in the world,” said Christopher A. Viehbacher, Chief Executive Officer, sanofi-aventis. “By promoting open and deep scientific exchange between UCSF’s leading researchers and sanofi-aventis’ drug development experts, we aim to generate significant healthcare advances in multiple therapeutic areas, to discover and develop comprehensive healthcare solutions for patients.”

Currently entering its 14th year, PBBR provided $42 million in these grants during its first decade alone, which now are credited with drawing more than $300 million in external follow-up funding, as well as generating 900 scientific papers, 30 filed patents, licensed technologies and three startup companies.

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About the University of California, San Francisco – USCF

UCSF is a leading university dedicated to promoting health worldwide through advanced biomedical research, graduate-level education in the life sciences and health professions, and excellence in patient care.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit www.sanofi-aventis.com

University of California Disclaimer

The information stated above was prepared by sanofi-aventis and reflects solely the opinion of the corporation. Nothing in this statement shall be construed to imply any support or endorsement of sanofi-aventis, or any of its products, by The Regents of the University of California, its officers, agents and employees.

Media Contacts

Elizabeth Baxter

Sanofi-aventis, US

Tel: +1 (908) 981-5360

E-mail: elizabeth.baxter@sanofi-aventis.com

Megan Humphrey

Sanofi-aventis Oncology

Tel : +1 (617) 665-4596

E-mail: megan.humphrey@sanofi-aventis.com

Marisol Peron

Corporate Media Relations

Tel : +33 (0) 1 53 77 45 02 or +33 (0) 6 08 18 94 78

E-mail: marisol.peron@sanofi-aventis.com

Kristen Bole

UCSF News Office

Tel: +1 (415) 502-6397

E-mail: kristen.bole@ucsf.edu

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